Exhibit 99.7

NICE Introduces NEVA, The World’s First Robotic Virtual Attendant for
Employees, Delivering Intelligent, Real-Time Support Across the Enterprise

A personified desktop assistant, NICE Employee Virtual Attendant (NEVA), transforms employee capabilities to enhance operational efficiency, bolster sales efforts and drive regulatory compliance via on-demand and automated, always- on guidance

Hoboken, N.J., May 15, 2018 – NICE (Nasdaq: NICE) today took customer service to a new level of cognitive intelligence via the launch of NICE Employee Virtual Attendant or NEVA , the world's first virtual attendant, designed with the employee in mind. Powered by NICE’s proven, market leading Desktop Automation technology, NEVA offers real-time process guidance when called for or automatically when an opportunity is identified. This enables employees to efficiently execute even the most complex requests as well as upsell or cross sell at the most optimal time within an interaction, and driving front and back-office process effectiveness, boosting sales delivery and ensuring compliance adherence while increasing employee engagement and morale.

This latest innovation in NICE Robotic Process Automation and virtual attendant technology, NEVA personifies how human and robotic workforces can collaboratively work together, reshaping the capabilities of global enterprises to achieve unprecedented levels of operational efficiency and service delivery success.

Transforming Requests into Actions Using NEVA's Intelligent Decisioning Engine
NEVA's intuitive human-like interface invites employees to request assistance and ask questions via voice or text chat, when needed. Employees can ask NEVA to execute a process or display contextual process guidance as and when they need it. NEVA's intelligent decisioning engine will translate the request into structured workflow actions and execute on behalf of the employee, interacting with desktop systems. By extracting underlying data from back-end systems or pulling together a script guiding the employee with the next best actions at the opportune time, NEVA closes the loop on every interaction and helps employees attain their desired goals and KPI’s.

On the Job Training and Compliance Adherence Through Process Guidance
With NEVA, new employees receive on the job training via step by step process guidance, minimizing cumbersome and time intensive classroom training sessions. In addition, by reminding employees to follow policy-based processes, such as reading a required disclaimer, checking a required box, or completing a step in the process, NICE's innovative robotic virtual attendant drives compliance.

Based on NICE Robotic Process Automation (RPA) platform which was recently named a "Leader" in Everest Group's RPA Products PEAK Matrix™ 2018, NEVA also implements routine and repetitive tasks for the human workforce in a customer service workflow much faster, more accurately and with complete adherence to company policies. The result is higher productivity, improved process accuracy, and increased customer satisfaction. The innovative, new robotic virtual attendant by NICE is fully customizable and easy to deploy, and has the most robust and advanced connectivity capabilities that integrate with any enterprise or third-party application. For more information about NICE RPA, please click here.

Miki Migdal, President, NICE Enterprise Product Group said "The release of NEVA marks a significant contribution to the customer service domain, RPA industry and global business landscape at large by transforming the performance of employees at work. The NEVA innovation marks the beginning of a global paradigm shift, proving how intelligent robotic software can enable both human employees and leaders alike to reach their best performance potential..”

Amardeep Modi, Practice Director, Everest Group said ““NICE Robotic Process Automation achieved high scores on both 'Vision and Capability' as well as 'Market Impact' and emerged as a Leader in Everest Group's RPA Products PEAK Matrix™ 2018. It is also awarded a “Star Performer” title owing to strong year-over-year movement across both dimensions. The depth and scope of NICE’s RPA product capability contributed greatly towards them being a Leader.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.